Mobius Resources Inc.

TSX VENTURE: MBS

May 20, 2014

Mobius Resources Announces Extension of Montana Farm In

CALGARY, ALBERTA - Mobius Resources Inc. (“Mobius” or the “Company”) is pleased to announce that it has reached an agreement to extend the earning requirements of the second well of its Montana farm-in agreement from June 30, 2014 to September 30, 2014. Mobius intends to spud the first of two earning wells in Montana by approximately June 15, 2014 and anticipates that the well will hit total depth prior to the end of June 2014. “The extension will provide Mobius with the time to ensure that we can properly evaluate and assess the results of our first well, and correlate and re-interpret our 3D seismic data if necessary, before committing to a second drilling location. I believe the granting of this extension shows the commitment of both Mobius and the farmor to ensure that the Montana program is carried out in the most informed and efficient way possible”, commented Lee A. Pettigrew, President and Chief Executive Officer of Mobius.

About Mobius

Mobius is an oil & gas exploration company with headquarters in Calgary, Alberta and offices in Bakersfield, California. Mobius holds approximately 55,000 acres in Alberta which are prospective in the Duvernay and Nordegg formations, a farm in on approximately 12,000 net acres in Montana, and with the completion of the pending divestiture of California acreage disclosed on May 12, 2014, will continue to hold approximately 67,000 net acres of land in the Monterey/Kreyenhagen Oil Shale formations in California.

For more information, please contact:

Mobius Resources Inc.

Lee A. Pettigrew, President & CEO (403) 444-7842

lpettigrew@mobiusresources.com

or

John Newman, Chief Financial Officer (403) 444-7850

jnewman@mobiusresources.com

Or visit us at: www.mobiusrecouces.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain information contained herein may constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities laws, including the timing to spud the first of two wells in Montana, the timing for such well to hit total depth, the anticipated results, the certainty and timing of determining a second drilling location and the completion of the divestiture disclosed on May 12, 2014. Forward-looking statements look into the future, and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. Such risks include, but are not limited to; operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, existence or acquisitions of reserves and resources, undeveloped lands, skilled, competent personnel and supplies; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in finding, developing and producing resources and reserves and the additional risks set forth under the heading “Risk Factors” in the Company’s annual information form for the year ending September 30, 2013 dated February 24, 2014 and available under the Company’s SEDAR profile at www.sedar.com. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change except as may be required by applicable securities laws.

The material assumptions that were applied in making the forward-looking statements in this press release include: satisfaction of the closing conditions applicable to the divestiture; execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company, or if new information arises, which makes it prudent to change such plans; and execution of the Company’s plans to seek additional joint venture partners and additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources; and, that management has made the correct interpretation and assessment of the seismic and other exploration data in respect of its acreage position and that assuming such correct interpretation has been made, that anticipated resources will be able to be commercially developed.

The Company assumes no obligation to update forward-looking statements except as may be required by applicable securities laws.